Exhibit 8.1

SUBSIDIARIES OF SUMMIT THERAPEUTICS PLC

Name of Subsidiary	Jurisdiction of incorporation or organization
Summit Therapeutics Inc.	Delaware
Summit Corporation Limited	England and Wales
Summit (Oxford) Limited	England and Wales
Summit (Wales) Limited	England and Wales
Summit (Cambridge) Limited	England and Wales
Summit Discovery 1 Limited	England and Wales
Summit Corporation Employee Benefit Trust Company Limited	England and Wales
MuOx Limited	England and Wales